[redacted]

06004920

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH, D.C. 105
SECTION

SEC FILE NUMBER
8-48711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Ricciardelli (954) 652-7703
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

100 Northeast Third Avenue, Suite 700	Fort Lauderdale	Florida	33301
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 0 4 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Ricciardelli , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc. , as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. of Finance & Treasurer
Title

Notary Public

Anson Kwong
Commission # DD308090
Expires: APRIL 07, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TradeStation Securities, Inc.
As of December 31, 2005

TradeStation Securities, Inc.

Statement of Financial Condition

As of December 31, 2005

Contents

0602-0715110

ERNST & YOUNG

Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, Florida 33301-1166

Phone: (954) 888-8000
www.ey.com

Report of Independent Certified Public Accountants

The Board of Directors and Shareholder of
TradeStation Securities, Inc.

We have audited the accompanying statement of financial condition of TradeStation Securities Inc. (the Company) as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Fort Lauderdale, Florida,
February 7, 2006

0602-0715110

TradeStation Securities, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 39,729,572
Cash segregated in compliance with federal regulations	426,061,999
Receivables from brokers, dealers, clearing organizations and clearing agents	36,033,229
Receivables from brokerage customers, net	58,132,743
Interest receivable	1,480,469
Deferred income tax assets	211,642
Property and equipment, net	497,008
Deposits with clearing organizations	11,243,184
Other assets	1,362,300
Total assets	$574,752,146
Liabilities and shareholder's equity	
Liabilities:	
Payables to brokers, dealers and clearing organizations	$ 789,824
Payables to brokerage customers	524,129,269
Accounts payable and accrued liabilities	2,623,382
Due to Group companies	1,937,334
Income taxes payable	7,294,287
Total liabilities	536,774,096
Shareholder's equity:	
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding	100
Additional paid-in capital	26,398,403
Retained earnings	11,579,547
Total shareholder's equity	37,978,050
Total liabilities and shareholder's equity	$574,752,146

See accompanying notes.

TradeStation Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), a Florida corporation formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company or Group). TradeStation Securities, an online securities broker-dealer and futures commission merchant, offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is a direct market access (DMA) electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with direct-access order execution. The trading platform currently offers streaming real-time equities, equity options, futures and forex market data, manual or automated direct-access execution of equities, options and futures trades, and manual execution of forex trades through a third-party platform.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base and commenced omnibus clearing of its standardized equity option trades through Broadcort, a division of Merrill Lynch. On March 29, 2005, following issuance of its membership in the Options Clearing Corporation (OCC), the Company commenced full self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the National Securities Clearing Corporation (and, for options, with the OCC); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp. The Company continues to clear institutional account trades through Bear, Stearns Securities Corp. on a fully disclosed basis. Futures trades are cleared through R.J. O'Brien & Associates and forex trades, through July 15, 2005, were cleared through R.J. O'Brien Foreign Exchange, each on a fully disclosed basis. Subsequent to July 15, 2005, forex trades have been cleared through Gain Capital Group, Inc. on a fully disclosed basis (Bear, Stearns Securities Corp., Broadcort, R.J. O'Brien & Associates, R.J. O'Brien Foreign Exchange, and Gain Capital Group, Inc. are collectively referred to as "clearing agents" or "clearing agent firms").

1. Description of Business (continued)

The Company is a member and subject to the rules and requirements of the NASD, New York Stock Exchange, Securities Investor Protection Corporation, National Futures Association, the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), OCC, American Stock Exchange, Archipelago Exchange, Boston Options Exchange, Chicago Board Options Exchange, Eurex US, International Stock Exchange, Pacific Exchange and Philadelphia Stock Exchange. The Company's business is also subject to rules and requirements of the Securities and Exchange Commission, Commodity Futures Trading Commission and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

The Company is headquartered in Plantation, Florida and has a branch office in Texas.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of the statement of financial condition:

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). Based upon the year-end calculation of cash segregated in compliance with federal regulations (see below), the cash and cash equivalents balance may increase or decrease on the second business day subsequent to year-end. On January 4, 2006, $9.5 million of the $39.7 million of cash and cash equivalents shown on the Company's balance sheet as of December 31, 2005 was transferred to cash segregated in compliance with federal regulations. (See *Cash Segregated In Compliance With Federal Regulations* below, and Note 13 – Commitments and Contingencies – *Restricted Cash.*)

2. Summary of Significant Accounting Policies (continued)

Cash Segregated In Compliance With Federal Regulations – Cash segregated in compliance with federal regulations, consisting primarily of interest-bearing cash deposits of $426.1 million as of December 31, 2005, have been segregated in special reserve bank accounts at JPMorgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations. On the second business day of each month, if required, this amount is adjusted based upon the month-end calculation. On January 4, 2006, the $426.1 million of cash segregated in compliance with federal regulations as of December 31, 2005 was increased by $9.5 million to $435.6 million.

Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents – Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of securities borrowed from broker-dealers (see *Securities Borrowed and Loaned* below). In addition, the Company services some of its securities customer accounts through Bear, Stearns Securities Corp. and its futures and forex customer accounts through R.J. O'Brien & Associates and Gain Capital, Inc., respectively, on a fully disclosed basis. These clearing agents provide services, handle the Company's customers' funds, hold securities, futures and forex positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. (See Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.)

Securities Borrowed and Loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced to the lender and require the Company to provide the counterparty with collateral in the form of cash. The Company monitors the market value of securities borrowed on a daily basis, and collateral is adjusted as necessary based upon market prices. As of December 31, 2005, securities borrowed are carried at market value and are included in receivables from brokers, dealers, clearing organizations and clearing agents. The Company does not lend securities to other broker-dealers. (See Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.)

Receivables from Brokerage Customers, Net – The Company performs periodic credit evaluations and provides allowances for potential credit losses based upon its assessment of specifically identified unsecured receivables and other factors. (See Note 4 – Receivables from Brokerage Customers, Net.)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred; betterments are capitalized and amortized over the lesser of its useful life or the remaining initial term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. (See Note 5 – Property and Equipment, Net.)

Exchange Memberships – Exchange memberships, included in Other Assets, are recorded at cost and evaluated for impairment as circumstances may warrant. (See *Impairment of Long-lived Assets.*)

Impairment of Long-lived Assets – The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended December 31, 2005.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents; cash segregated in compliance with federal regulations; receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; payables to brokerage customers; and accounts payable approximate fair value as of December 31, 2005, due to the short-term nature of these instruments.

Securities and Futures Transactions – Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. The Company records revenues and expenses related to customer securities transactions on a trade-date basis. Securities owned by customers, including those that collateralize margin loans or similar transactions, are not reflected in the Company's financial statements.

Customer futures and forex transactions are recorded on a trade-date basis. Futures and forex positions owned by customers are not reflected in the Company's financial statements.

2. Summary of Significant Accounting Policies (continued)

Operating Leases – Rental payments, free rent, and leasehold and other incentives are generally recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life and the initial lease term. (See Note 13 – Commitments and Contingencies – *Operating Leases*.)

Income Taxes – The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2005, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company. NASD reporting requires a broker/dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. (See Note 11 – Income Taxes.)

Recently Issued Accounting Standards

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, *Accounting Changes and Error Corrections*, which is a replacement of APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS No. 154 provides guidance on accounting for and reporting of accounting changes and error corrections. It requires a voluntary change in accounting principle to be applied retrospectively to all prior periods' financial statements as if the principle had always been applied. Previously, voluntary changes in accounting principles were required to be recognized by including the cumulative effect of changing to the new accounting principle in net income during the period of change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company presently has no plans to adopt a voluntary change in accounting principle, and is not aware of any errors in its financial statements that would require correction; therefore, the Company believes that the adoption of SFAS No. 154 in the first quarter of 2006 will not have an effect on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows*. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be

2. Summary of Significant Accounting Policies (continued)

recognized in the statement of income based on their fair values. Pro forma disclosure is no longer an alternative. In April 2005, the Securities and Exchange Commission (SEC) announced a deferral of the effective date of SFAS No. 123(R) for calendar year companies until the beginning of 2006. The Company plans to adopt SFAS No. 123(R) in the first quarter of 2006 using the modified-prospective method. Under the modified-prospective method of adoption, compensation cost is recognized for all stock-based awards issued after the effective date and for the portion of outstanding awards for which the requisite service has not yet been rendered (i.e., unvested awards). As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method in accordance with the recognition and measurement principles of APB Opinion No. 25, and, as such, recognizes no compensation cost for employee stock options, as options granted under the Company's plans have an exercise price equal to the fair value of the underlying common stock on the date of grant. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS No. 123(R) will depend on levels of share-based payments granted in the future.

3. Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Amounts receivable from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2005:

Securities borrowed from broker-dealers	$ 35,005,845
Fees and commissions receivable from clearing agents	988,688
Securities failed to deliver to broker-dealers and other	38,696
	$ 36,033,229

4. Receivables from Brokerage Customers, Net

Receivables from brokerage customers, net, consist primarily of margin loans to the Company's brokerage customers of approximately $58.1 million (net of a $226,000 allowance for a potential credit loss) at December 31, 2005. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the financial statements. At December 31, 2005, the Company was charging a base margin debit interest rate of 8.125% per annum on debit balances in brokerage customer accounts.

4. Receivables from Brokerage Customers, Net (continued)

"Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of the NASD, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

5. Property and Equipment, Net

Property and equipment, net, consist of the following as of December 31, 2005:

	Estimated Useful Life in Years	
Computers and software	3-5	$ 1,326,116
Furniture and equipment	3-7	349,562
Leasehold improvements	7-10	33,630
		1,709,308
Accumulated depreciation and amortization		(1,212,300)
		$ 497,008

6. Deposits with Clearing Organizations and Clearing Agents

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of December 31, 2005, the Company had interest-bearing security deposits totaling approximately $11.2 million with clearing organizations for the self-clearing of stock trades and standardized equity option trades. Deposits are recorded at market value.

7. Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*, which totaled approximately $20.9 million for the year ended December 31, 2005 and is classified as data costs in the accompanying Statement of Income. The Agreement also calls for the Company to pay monthly fees for administrative services and advertising and promotional services which totaled approximately $1,700,000 and $685,000, respectively, for the year ended December 31, 2005. The administrative services were included in Other Operating Expenses, and the advertising and promotional services were included in Advertising and Promotion in the accompanying Statement of Income.

The amount due to Group companies represents the net amount of various transactions, including amounts due under the Agreement and the expense-sharing agreement. These amounts are non-interest bearing, have no defined repayment terms, and are expected to be repaid primarily through future profits earned by the Company.

Certain directors and executive officers of the Company maintain margin accounts with the Company. There were no margin loans to directors or executive officers outstanding as of December 31, 2005. Any margin loans made in these accounts are in the ordinary course of business on terms no more favorable than those available for comparable transactions in other brokerage accounts.

8. Payables to Brokerage Customers

At December 31, 2005, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $524.1 million. These funds are the principal source of funding for margin lending. At December 31, 2005, the Company was paying interest at the rate of 1.125% per annum on cash balances in excess of $10,000 in brokerage customer accounts.

9. Stock Option Plan

On December 29, 2000, the Company's 1999 Stock Option Plan (the 1999 Plan) was replaced by the Parent Company's incentive stock plan. Each option issued under the 1999 Plan was assumed and converted to 1.7172 options to purchase the Parent Company's common stock at the original exercise price divided by 1.7172. All option grants subsequent to December 29, 2000 have been in accordance with the Parent Company's incentive stock plan, which states that the exercise price of incentive stock options granted may not be less than the fair market value at the date of grant and their terms may not exceed ten years. The options issued generally vest over a five-year period. A summary of stock option activity is as follows:

	Number of Shares	Option Price Per Share		
		Low	High	Weighted
Outstanding, January 1, 2005	1,809,459	1.12	11.00	3.49
Granted	194,172	7.11	7.11	7.11
Transferred	(14,578)	1.39	9.03	4.66
Canceled	(52,002)	1.39	9.03	4.99
Exercised	(1,034,511)	1.25	11.00	2.70
Outstanding, December 31, 2005	902,540	1.12	11.00	5.08

9. Stock Option Plan (continued)

Additional information regarding options outstanding at December 31, 2005, is as follows:

Range of Exercise Prices		Options Outstanding			Options Exercisable	
Low	High	Number Outstanding as of 12/31/05	Weighted Average Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable as of 12/31/05	Weighted Average Exercise Price
$ 1.12	$ 1.66	279,356	6.5	$ 1.42	85,217	$ 1.40
2.08	2.92	115,263	5.2	2.18	57,863	2.24
3.48	6.95	58,675	4.1	5.58	55,675	5.70
7.11	7.87	262,561	7.5	7.32	70,687	7.85
8.06	11.00	186,685	7.8	9.06	66,795	9.11
1.12	11.00	902,540	6.7	5.08	336,237	5.14

At December 31, 2005, there were approximately 456,000 shares available for future grants under the Parent Company's incentive stock plan.

On October 25, 2005, the Parent Company (i) globally amended the terms of all outstanding stock option agreements, pursuant to its incentive stock plan for non-executive employees; and (ii) adopted a new form of stock option agreement for future grants to non-executive employees, in each case, to provide for the accelerated vesting of all unvested options in the event the Parent Company undergoes a change in control and the optionee's employment is terminated by the Company (or its successor) without cause within one year following the change in control. This change did not result in any additional compensation expense during 2005; the employees did not receive any additional benefits as a result of the change and the unvested options continued to vest as employees continued to provide service to the Company.

10. Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan) established during 1994. All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

11. Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated Federal and Florida income tax returns. NASD reporting requires a broker/dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes payable will be remitted to the Parent Company.

Deferred income tax assets (liabilities) are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets (liabilities) are as follows as of December 31, 2005:

Deferred income tax assets (liabilities):	
Accrued expenses	$ 145,911
Reserves and allowances	86,230
Difference in revenue recognition	25,129
	257,270
Property and equipment depreciation	(45,628)
	$ 211,642

12. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's financial requirement (Regulation 1.17). In September 2004, upon commencement of self-clearing of equities trades, the Company changed its calculation of net capital requirements to the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $250,000 and (ii) 2.0% of aggregate customer debit balances. Customer debit items are a function of customer margin receivables and may fluctuate significantly, resulting in a significant fluctuation in the Company's net capital requirements. At December 31, 2005, the Company had net capital of approximately $35.3 million (36.6% of aggregate debit items), which was approximately $33.4 million in excess of its required net capital of approximately $1.9 million.

13. Commitments and Contingencies

Line of Credit and Guarantee

In June 2005, the Company entered into a loan agreement for a revolving credit facility which the Parent Company has guaranteed. The revolving credit facility provides for borrowings up to $10 million, expires on its first anniversary (June 16, 2006) if not renewed, and is payable on demand. The credit facility is available for the Company's short-term working capital needs. Borrowings under the credit facility bear interest at the LIBOR Market Index Rate plus 1.7% (6.1% as of December 31, 2005) and the outstanding balance must be paid down to a maximum balance of $1,000 on at least five days each month. Accrued interest is payable monthly. There is an unused line of credit fee equal to 25 basis points per annum on the average daily unused available principal balance for the preceding calendar quarter, which shall be waived if the Parent Company and/or any of its subsidiaries maintain, in the aggregate, on average during a quarterly period, over $1 million of deposits with the counter-party during the first year and, if renewed, over $10 million thereafter. There have not been any borrowings under this line of credit, and the Company has not incurred any unused line of credit fees through December 31, 2005.

Operating Leases

The Parent Company has a ten-year lease expiring in August 2012 (with two five-year renewal options) that commenced in the summer of 2002 for an approximately 70,000 square foot corporate headquarters in Plantation, Florida, of which the Company is allocated approximately 50% under its expense-sharing agreement with the Parent Company. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease. In addition, the Company is obligated under a non-cancelable operating lease expiring in February 2007, for office space which the Company no longer occupies. Future minimum lease payments as of December 31, 2005, under all operating leases are as follows:

	Gross Payments	Sublease Rentals	Net Payments
2006	$ 1,335,941	$ (129,944)	$ 1,205,997
2007	1,020,311	(22,050)	998,261
2008	971,066	–	971,066
2009	989,270	–	989,270
2010	1,008,021	–	1,008,021
Thereafter	1,720,977	–	1,720,977
	$ 7,045,586	$ (151,994)	$ 6,893,592

13. Commitments and Contingencies (continued)

Purchase Obligations

As of December 31, 2005, the Company had various purchase obligations through September 2007 of approximately $1.5 million and $461,000 during 2006 and 2007, respectively, related primarily to back office systems and telecommunications services.

Litigation and Claims

The Company is engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including matters which are currently pending relating to NASD OATS reporting, NYSE OTS reporting and short sales procedures, and NASD and CFTC arbitrations or proceedings, incidental to, and part of the ordinary course of, its business. The OATS reporting, OTS reporting, and short sale procedures matters could ultimately result in censures and fines. There is currently one NASD arbitration pending against the Company seeking, in the aggregate, millions of dollars of actual and punitive damages. The pending arbitration is set for hearing in September 2006, and the Company believes the claims made in the case are baseless.

While no assurances can be given, the Company does not believe that the ultimate outcome of any of the above legal matters or claims will result in a material adverse effect on its financial position, results of operations or cash flows.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business.

Management Continuity Agreements

In December 2005, the Parent Company entered into management continuity agreements with two of the Company's executive officers. Each management continuity agreement provides for potential severance payments during the 100-day period following a change in control, as defined in the agreement, in an amount equal to up to two years of the executive's annual compensation (in the aggregate, approximately $1.3 million). The management continuity agreements do not commit the Company to retain any executive's services for any fixed period

13. Commitments and Contingencies (continued)

of time, do not provide for severance payments unless the Parent Company undergoes a change in control, and do not represent new hires or appointments, as each executive has been serving in their current position for several years.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that are collateralized by cash and futures positions in the customers' accounts. In all cases, such transactions may expose the Company to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to manage the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of clearing agents. The Company and its clearing agents monitor required margin levels on an intra-day basis and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary. (For further discussion, see Note 4 – Receivables from Brokerage Customers, Net.)

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these

13. Commitments and Contingencies (continued)

transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral as needed.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.